As filed with the Securities and Exchange Commission on November 30, 1999.

                                                    Registration No. 811-______

                                   FORM N-8B-2

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-3
               ---------------------------------------------------
                         (Name of Unit Investment Trust)

                 TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY
                 ----------------------------------------------
                               (Name of Depositor)

                             1150 South Olive Street
                          Los Angeles, California 90015
                   (Address of Principal Office of Registrant)

                  Issuer of periodic payment plan certificates
                only for purposes of information provided herein

                               Page 1 of 36 Pages

                                       I.

                     ORGANIZATIONAL AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

              Transamerica Occidental Life Separate Account VUL-3 (the "Separate Account")

              The Separate Account has no Internal Revenue Service employer identification number.

1. (b) Furnish title of each class or series of securities issued by the trust.

              The securities are individual flexible premium variable life insurance policies (the "Policy" or "Policies"). They may be purchased as individual life insurance.

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification number of each depositor of the trust.

              Transamerica Occidental Life Insurance Company ("Transamerica") 1150 South Olive Street
              Los Angeles, California 90015

              Internal Revenue Service Employer
              Identification Number: 95-1060502

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

              Not applicable. Transamerica will hold the securities in its own custody.

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

              Distribution of the Policy has not commenced. Transamerica will enter into a Principal Underwriting Agreement with the principal underwriter, AFSG Securities Corporation ("AFSG").

              The principal business address for AFSG is:
              4333 Edgewood Rd., NE
              Cedar Rapids, Iowa 52499

              Internal Revenue Service Employer
              Identification Number: 23-2421076

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

              California.

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

              Not applicable. There is no such indenture agreement. The Separate Account was established under California law pursuant to a resolution passed by the Board of Directors of Transamerica on June 11, 1996. The resolution will continue in effect until terminated or amended by the Board of Directors.

     (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

              Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

              The Separate Account's name has never been changed.

8.   State the date on which the fiscal year of the trust ends.

              December 31.

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

              There are no pending legal proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Separate Account, the depositor or the principal underwriter is a party to or to which the assets of the Separate Account is subject.

                                       II.

                        GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a)  Whether the securities are of the registered or bearer type.

              The Policy to be issued is of the registered type insofar as the Policy is personal to the owner of the Policy ("Owner") and the records concerning the Owner are maintained by or on behalf of Transamerica.

     (b)  Whether the securities are of the cumulative or distributive type.

              The Policy is of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the cash value and death benefits under a policy at any time.

     (c) The rights of security holders with respect to withdrawal or redemption.

              Incorporated herein by reference to the Prospectus filed concurrently with this Form (the "Prospectus") as part of a registration statement on Form S-6 under the Securities Act of 1933 (the "Registration Statement") describing individual flexible premium variable life insurance policies, specifically, the sections entitled "Surrenders and Cash Withdrawals," "The Policy - Canceling a Policy," "Policy Values - Net Surrender Value," "Charges and Deductions - Surrender Charge, Pro Rata Decrease Charge, and Cash Withdrawal Charge."

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

              Incorporated herein by reference to the sections of the Prospectus entitled "Policy Values -Subaccount Value and Net Surrender Value," "Transfers," and "Surrenders and Cash Withdrawals."

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults or defaults by security holders in making principal payments, and with respect to reinstatement.

              Incorporated herein by reference to the sections of the Prospectus entitled "Policy Lapse and Reinstatement," "Premiums - Planned Periodic Payments and No Lapse Period," and "Risk Summary Risk of Lapse."

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

              Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios - Your Right to Vote Portfolio Shares."

     (g)  Whether security holders must be given notice of any change in:

          (1) the composition of the assets of the trust.

              Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios" and "Other Policy Information - Modifying the Policy."

          (2) the terms and conditions of the securities issued by the trust.

              Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios" and "Other Policy Information - Modifying the Policy."

          (3) the provisions of any indenture or agreement of the trust.

              Not applicable.

          (4) the identity of the depositor, trustee or custodian.

              Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios" and "Other Policy Information - Modifying the Policy."

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1) the composition of the assets of the trust.

              Consent of Policyowners is not required when changing the underlying securities of the separate account. However, to change such securities, approval of the Securities and Exchange Commission is required by Section 26(b) of the Investment Company Act of 1940, as amended (the "1940 Act").

          (2) the terms and conditions of the securities issued by the trust.

              Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios" and "Other Policy Information - Modifying the Policy."

          (3) the provisions of any indenture or agreement of the trust.

              Not applicable.

          (4) the identity of the depositor, trustee or custodian.

              No consent of Policyowners is necessary with respect to any change in the identity of the depositor or custodian, but a change in depositor would be subject to state insurance department review and approval.

     (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

              Incorporated herein by reference to the sections of the Prospectus entitled "The Policy," "Premiums," "Policy Values," "Death Benefit," and "Other Policy Information."

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

              Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a) Name of company.
     (b) Name and principal business address of depositor.
     (c) Name and principal business address of trustee or custodian.
     (d) Name and principal business address of principal underwriter.
     (e) The period during which the securities of such company have been the underlying securities.

              The Separate Account may invest in the securities of various open-end diversified management investment companies of separate investment portfolios of such companies. Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios." The Separate Account has not started operations and does not yet invest in these funds.

INFORMATION CONCERNING LOAD, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments,
          (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

              (A) the nature of such load, fee, expense or charge;
              (B) the amount thereof;
              (C) the name of the person to whom such amounts are paid and his relationship to the trust;
              (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

              Incorporated herein by reference to the sections of the Prospectus entitled "Policy Summary," "Portfolio Annual Expense Table," and "Charges and Deductions."

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

              SEE response to Item 13(a).

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

              SEE response to Item 13(a).

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

              SEE response to Item 13(a).

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

              SEE response to Item 10(e) and Item 13(a).

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to
          Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe ties or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

              Neither Transamerica, AFSG, nor any of their affiliates will receive any profits or benefits not included in Item 13(a) above. Transamerica will compensate certain persons, including Transamerica and AFSG agents for services in connection with the selling and servicing of the Policies, but such compensation will be paid from Transamerica's general account. Transamerica may receive compensation from an affiliate(s) of certain of the portfolios based upon an annual percentage of the average assets held in that portfolio by Transamerica. These amounts are intended to compensate Transamerica for administrative and other services provided by Transamerica to the portfolios and/or the affiliate.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

              Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the section of the Prospectus entitled "The Policy - Purchasing a Policy."

15. Described the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the sections of the Prospectus entitled "The Policy," and "Premiums."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the sections of the Prospectus entitled "The Separate Account and the Portfolios" and "Policy Values."

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

              The procedure with respect to withdrawals or redemption of security holders are described in response to Items 10(c), (d), and (i).

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

              Transamerica is required to process all surrender requests as described in Item 10(c). Each underlying fund will redeem its shares upon Transamerica's request in accordance with the 1940 Act.

     (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

              A Policy, once totally surrendered, may not be resold. If a Policy terminates due to lapse or foreclosure, the Policy may be reinstated as referenced in the section of the Prospectus entitled "Policy Lapse and Reinstatement - Reinstatement."

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

              All distributions to the separate account will be reinvested in shares of the appropriate fund. Such reinvestment will be automatic and at net asset value.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios - The Separate Account."

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

              The part of the net premium placed in the Separate Account constitutes certain reserves for benefits under the Policy. These are actuarial reserves for future benefits payable under the Policies. Transamerica's general account assets are also available to satisfy its obligations under the Policies. Herein incorporated by reference to the section of the Prospectus entitled "The Separate Account and the Portfolios - The Separate Account."

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

              No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the sections of the Prospectus entitled "Other Policy Information - Reports to Owners," and "Other Policy Information - Records."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a)  Amendments to such indenture or agreement.

              Not applicable.

     (b)  The extension or termination of such indenture or agreement.

              Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

              Transamerica will act as custodian. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

              Not applicable.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

              There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions. Under California law, the depositor may not abrogate its obligation under the Policies.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

              Not applicable.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

              Incorporated herein by reference to the sections of the Prospectus entitled "Loans" and "Risk Summary - Loan Risks."

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

              SEE paragraph (a) of this Item.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregated amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

              Not applicable. No such loans have been made.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

              There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

              Transamerica is insured under a broad manuscript fidelity bond program with coverage limits of $80 million. The lead underwriter is Capital CNA. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

              Incorporated herein by reference to the sections of the Prospectus entitled "Other Policy Information" and "Additional Information."

                                      III.

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

              Transamerica is a stock life insurance company incorporated under the laws of the state of California in 1906.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

              Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

              Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

              Transamerica is engaged in the business of issuing variable life insurance policies and annuity contracts, and is licensed to do business in the District of Columbia, Guam, Puerto Rico, and all states except New York. Transamerica has filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold. Transamerica serves as investment adviser to one registered unit investment trust, Separate Account Fund B, and as investment adviser to one registered investment company, Transamerica Variable Insurance Fund, Inc. Transamerica also acts as depositor to Transamerica Occidental Life Separate Account VUL-1, Transamerica Occidental Life Separate Account VUL-2, Transamerica Occidental Life Separate Account Fund B, Transamerica Occidental Life Separate Account C, Transamerica Occidental Life Account VA-2L and Transamerica Occidental Life Account VA-5.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

          (i)   name and principal business address;
          (ii) nature of relationship or affiliation with depositor of the trust;
          (iii) ownership of all securities of the depositor;
          (iv) other companies of which each person named above is presently officer, director, or partner.

              SEE response to Item 28(b) and Item 29.

     (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

              SEE the table below.

TRANSAMERICA'S EXECUTIVE OFFICERS AND DIRECTORS

         Transamerica is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of Transamerica's executive officers and directors.

                                         BOARD OF DIRECTORS
------------------------------------- --------------------------- ----------------------------------------------------
                                      POSITION WITH               PRINCIPAL OCCUPATION
NAME AND ADDRESS                      TRANSAMERICA                DURING PAST 5 YEARS
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Patrick S. Baird(1)                   Director                    Director (1999 - present); Director (1991 -
                                                                  present), Senior Vice President (1998 - present)
                                                                  and Chief Operating Officer (1996 - present) of
                                                                  PFL Life Insurance Company; Executive Vice
                                                                  President (1995 - present); Chief Operating
                                                                  Officer (1996 - present); Chief Financial Officer
                                                                  (1992 - 1995); Vice President and Chief Tax
                                                                  Officer (1984 - 1995) of AEGON USA.
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Brenda K. Clancy(1)                   Director                    Director (1999 - present); Senior Vice
                                                                  President, Corporate (1991 - present);
                                                                  Treasurer (1996 - present); and Chief
                                                                  Financial Officer (1996 - present) of
                                                                  PFL Life Insurance Company.
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Thomas J. Cusack(2)                   Director                    Director (1997 - present); Chairman, President and
                                                                  Chief Executive Officer (1997 - 1999);
                                                                  Director, President and Chief Executive
                                                                  Officer (1995 - present); Senior Vice
                                                                  President of Transamerica Corporation
                                                                  (1993 - 1995); and Vice President of
                                                                  Corporate Development of General
                                                                  Electric Company (1989 - 1993).
------------------------------------- --------------------------- ----------------------------------------------------

------------------------------------- --------------------------- ----------------------------------------------------
                                      POSITION WITH               PRINCIPAL OCCUPATION
NAME AND ADDRESS                      TRANSAMERICA                DURING PAST 5 YEARS
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
James W. Dederer, CLU(2)              Director, Executive Vice    Director, Executive Vice President, General
                                      President, General          Counsel and Corporate Secretary (1988 - present).
                                      Counsel and Corporate
                                      Secretary
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
George A. Foegele(3)                  Director and Senior Vice    Director and Senior Vice President (   - present);
                                                                  and President and Chief Executive
                                                                  Officer (        ) of Transamerica Life Insurance
                                                                  Company of Canada.
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
David E. Gooding(2)                   Director and Executive      Director and Executive Vice President (1992 -
                                      Vice President              present).
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Douglas C. Kolsrud(1)                 Director                    Director (1999 - present); Director,
                                                                  Senior Vice President, Chief Investment
                                                                  Officer and Corporate Actuary,
                                                                  Investment Division of PFL Life
                                                                  Insurance Company (      ).
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Richard N. Latzer(4)                  Director                    Director, Senior Vice President and Chief
                                                                  Investment Officer of Transamerica Corporation
                                                                  (1989 - present); Director, President and Chief
                                                                  Executive Officer of Transamerica Investment
                                                                  Services, Inc. (1988 - present).
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Karen O. MacDonald(2)                 Director, Senior Vice       Director, Senior Vice President and Corporate
                                      President and Corporate     Actuary (1995 - present); and Senior Vice
                                      Actuary                     President and Corporate Actuary (1992 - 1995).
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Gary U. Rolle'(2)                     Director                    Director, Executive Vice President and Chief
                                                                  Investment Officer of Transamerica Investment
                                                                  Services, Inc. (1981 - present).
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Paul E. Rutledge III(5)               Director                    Director and President (1998 - present) of
                                                                  Reinsurance Division; and President of
                                                                  Life Insurance Company of Virginia (1991
                                                                  - 1997).
------------------------------------- --------------------------- ----------------------------------------------------

------------------------------------- --------------------------- ----------------------------------------------------
                                      POSITION WITH               PRINCIPAL OCCUPATION
NAME AND ADDRESS                      TRANSAMERICA                DURING PAST 5 YEARS
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
T. Desmond Sugrue(2)                  Director and Executive      Director and Executive Vice President (1997 -
                                      Vice President              present); Senior Vice President (1996 - 1997); and
                                                                  self-employed - Consulting (1994 - 1996).
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Nooruddin S. Veerjee, FSA(2)          Director                    President of Insurance Products
                                                                  Division (1997 present); Director and
                                                                  President of Group Pension Division (1993
                                                                  - present); Senior Vice President (1992 - 1993);
                                                                  and Vice President (1990 - 1992).
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Craig D. Vermie(1)                    Director                    Director (1999 - present); Director (1995
                                                                  present), Vice President (1990 - present) and
                                                                  General Counsel, Corporate (1996 - present) of
                                                                  PFL Life Insurance Company.
------------------------------------- --------------------------- ----------------------------------------------------

The following table gives the name, address and principal occupation during the past five years of the executive officers of Transamerica (other than officers listed above as directors).

                               PRINICIPAL OFFICERS
------------------------------------ ---------------------------- ----------------------------------------------------
                                     POSITION WITH                PRINCIPAL OCCUPATION
NAME AND ADDRESS                     TRANSAMERICA                 DURING PAST 5 YEARS
------------------------------------ ---------------------------- ----------------------------------------------------
------------------------------------ ---------------------------- ----------------------------------------------------
Nicki Bair(1)                        Senior Vice President        Senior Vice President (1996 - present); Vice
                                                                  President (1991 - 1996).
------------------------------------ ---------------------------- ----------------------------------------------------
------------------------------------ ---------------------------- ----------------------------------------------------
Roy Chong-Kit(2)                     Senior Vice President and    Senior Vice President and Actuary (1997 -
                                     Actuary                      present); Vice President and Actuary (1995 -
                                                                  1997); and Actuary (1998 - 1999).
------------------------------------ ---------------------------- ----------------------------------------------------
------------------------------------ ---------------------------- ----------------------------------------------------
William R. Gerner(1)                 Executive Vice President     Executive Vice President of  Diversified Financial
                                                                  Products Division (1999 - present).
------------------------------------ ---------------------------- ----------------------------------------------------
------------------------------------ ---------------------------- ----------------------------------------------------
Daniel E. Jund, FLMI(1)              Senior Vice President        Senior Vice President (1988 - present).
------------------------------------ ---------------------------- ----------------------------------------------------
------------------------------------ ---------------------------- ----------------------------------------------------
Larry N. Norman(1)                   Executive Vice President     Executive Vice President of Financial Markets
                                                                  Division  (1999 - present).
------------------------------------ ---------------------------- ----------------------------------------------------
------------------------------------ ---------------------------- ----------------------------------------------------
William N. Scott, CLU, FLMI(2)       Senior Vice President        Senior Vice President (1993 - present); Vice
                                                                  President (1988 - 1993).
------------------------------------ ---------------------------- ----------------------------------------------------

------------------------------------- --------------------------- ----------------------------------------------------
                                      POSITION WITH               PRINCIPAL OCCUPATION
NAME AND ADDRESS                      TRANSAMERICA                DURING PAST 5 YEARS
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Ron F. Wagley, CLU(1)                 Senior Vice President and    Senior Vice President and Chief Agency
                                      Chief Agency Officer         Officer (1993 - present); and Vice President
                                                                   (1989 - 1993).
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
William R. Wellnitz, FSA(5)           Senior Vice President and   Senior Vice President and Actuary (1996 -
                                      Actuary                     present); and Vice President and Reinsurance
                                                                  Actuary (1988 - 1996).
------------------------------------- --------------------------- ----------------------------------------------------
------------------------------------- --------------------------- ----------------------------------------------------
Sally Yamada(1)                       Vice President and          Vice President and Treasurer (1999 - present).
                                      Treasurer
------------------------------------- --------------------------- ----------------------------------------------------

Located at:
(1)  4333 Edgewood Road, N.W., Cedar Rapids, Iowa 52449.
(2)  1150 South Olive Street, Los Angeles, California 90015.
(3)  300 Consilium Place, Scarborough, Ontario, Canada M1H3G2.
(4)  600 Montgomery Street, San Francisco, California 94111.
(5)  401 North Tryon Street, Charlotte, North Carolina 28202.

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

              Transamerica is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, 1150 South Olive Street, Los Angeles, California, which, in turn, is a wholly-owned subsidiary of Transamerica Corporation, 600 Montgomery Street, San Francisco, California, which, in turn, is a wholly-owned subsidiary of AEGON N.V., a Netherlands corporation that is a publicly traded international insurance group. Transamerica's principal office is located at 1150 South Olive Street, Los Angeles, California 90015.

CONTROLLING PERSONS

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

              None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

COMPENSATION OF OFFICERS

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;
     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;
     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

              Not applicable. No officer, employee, etc. affiliated with the depositor receives additional remuneration for services rendered with respect to the Separate Account.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  the aggregate direct remuneration to directors;
     (b)  indirectly or through subsidiaries to directors.

              Not applicable. SEE response to Item 31.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

              Not applicable. SEE response to Item 31.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

              Not applicable. SEE response to Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

              Not applicable.

                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Furnish the names of the states in which sales of the trust's securities
     (A) are currently being made, (B) are presently proposed to be made, and
     (C) have been discounted, indicating by appropriate letter the status with respect to each state.

              No sales of the Policies have been made or are currently being made in any state. Transamerica intends to market the Policies in all jurisdictions that have approved its sale of insurance. SEE
              Item 27.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

               Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1)  Name of officer, agency or body.
          (2)  Date of denial.
          (3)  Brief statement of reason given for revocation.

               Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

              The Policy will be sold by individuals who are licensed as Transamerica's life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

              SEE Exhibit 1.A.(3)(c) of the Registration Statement on Form S-6 for the Policies that is being filed concurrently with this Form and is hereby incorporated by reference to this Item.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

              Commission information will be included in Exhibit 1.A.(3)(b) to the Registration Statement on Form S-6 for the Policies that will be filed by amendment and is hereby incorporated by reference to this Item.

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

              AFSG is a corporation organized under the laws of Pennsylvania on March 12, 1986.

      (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

              AFSG is a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

              Not applicable.

      (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

          (1)  The nature of such fee or participation.
          (2)  The name of the person making payment.
          (3) The nature of the services rendered in consideration for such fee or participation. (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

             Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

              Upon effectiveness of the Registration Statement for the Policies, AFSG will act as principal underwriter of the Policies. AFSG is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. AFSG also serves as principal underwriter for other separate accounts offering variable life and annuity policies of Transamerica and its affiliates.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

               Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

              Not applicable. Securities of Transamerica's separate account have not yet been distributed by the principal underwriter or any of its representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address;
     (b) position with principal underwriter; (c) ownership of securities of the trust.

              Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

              Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

          (1) The source of quotations used to determine the value of portfolio securities.

              The shares of each fund held by the separate account are valued at net asset value per share as supplied to Transamerica by the applicable underlying fund.

          (2) Whether opening, closing, bid, asked or any other price is used.
          (3) Whether price is as of the day of sale or as of any other time.
          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).
          (5) Other items which registrant adds to the net asset value in computing offering price of its securities.
          (6) Whether adjustments are made for fractions:

                   (i)      before adding distributor's compensation (load); and
                   (ii)     after adding distributor's compensation (load).

              Incorporated herein by reference to the sections of the Prospectus entitled "Transamerica and the Fixed Account," "The Separate Account and the Portfolios," "Policy Values," and "Transfers."

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

              Not applicable.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

              There will not be any variation in offering price.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

      (a) by whose action redemption rights were suspended;
      (b) the number of days' written notice given to security holders prior to suspension of redemption rights;
      (c) reason for suspension;
      (d) period during which suspension was in effect.

              Not applicable

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

          (1) The source of quotations used to determine the value of portfolio securities.

              SEE response to Item 44(a)(1).

          (2) Whether opening, closing, bid, asked or any other price is used.

              SEE response to Item 44(a).

          (3) Whether price is as of the day of sale or as of any other time.

              As of the day a request for surrender is received.

          (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

              SEE response to Item 44(a) and 18(c).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

              SEE response to Item 44(a) and 18.

          (6) Whether adjustments are made for fractions.

              Not applicable.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

              No Policies have yet been offered for sale to the public.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

              Shares of the underlying funds are purchased at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. SEE response to Item 44 and Item 10.

                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

         (a)  Name and principal business address.
         (b)  Form of organization.

          (c) State or other sovereign power under the laws of which the trustee or custodian was organized.
          (d) Name of governmental supervising or examining authority.

              Transamerica acts as custodian and holds the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from Transamerica's general account. Transamerica maintains records of all purchases and redemptions of shares of the funds and purchases, sales and redemptions of units of the Trust held by the Separate Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

             Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

             Not applicable.

                                       VI.

                       INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

              The name and address of the insurance company are set forth in
              Item 2.
     (b)  The types of Policies and whether individual or group Policies.

              The Policy is an individual flexible premium variable life insurance policy, which is issued on an individual basis.

     (c)  The types of risks insured and excluded.

              SEE response to Item 10(i). Transamerica assumes the risk that the deductions made for insurance risks will prove inadequate to cover actual insurance costs. Transamerica also assumes the risk that deductions for expenses may be inadequate to pay for services and benefits provided under the Policies and the Riders.

     (d)  The coverage of the Policies.

              SEE response to Item 10(i). The minimum specified amount is stated in the Policy. Life insurance proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

     (e) The Beneficiaries of such Policies and the uses to which the proceeds of Policies must be put.

              The recipient of the benefits of the insurance undertakings described in the response to Items 10(i) and 51(c) is either the Owner or the Beneficiary specified in the Policy. There are no restrictions on the use of the proceeds other than those established by the Owner.

     (f)  The terms and manners of cancellation and of reinstatement.

              The insurance undertakings described in the response to Item 51(c) are an integral part of the Policy and may not be terminated while the Policy remains in effect.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

              SEE response to Item 13(a) for the amount of charges imposed. SEE Items 10(i) and 44(c) for the manner in which the premium is determined.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

              Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

              No person other than Transamerica receives any part of the amounts deducted for assumption of mortality and expense risks and cost of insurance charges.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

              None.

                                      VII.

                             CONTRACT OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

              SEE response to Items 10(g) and 10(h) regarding Transamerica's right, subject to applicable law, to substitute any other investment for shares of any portfolio of the underlying funds or units of any series of the Trust.

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

              Not applicable.

     (c) Describe the Policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (1) the grounds for elimination and substitution;
          (2) the type of securities which may be substituted;
          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Policy of concentration of investment in a particular industry or group of industries;
          (4) whether such substituted securities may be the securities of another investment company; and
          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the Policy of the registrant in this regard.

             SEE response to Items 10(g) and 10(h).

      (d) Furnish a description of any Contract (exclusive of Policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental contract and which is elected to be treated as such.

              None.

53.  (a)  State the taxable status of the trust.

              Incorporated herein by reference to the section of the Prospectus entitled "Federal Income Tax Considerations."

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

              Not applicable. SEE response to Item 53(a).

                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

             Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

              Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

              Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

              Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

              Not applicable.

59.  Financial Statements:

     FINANCIAL STATEMENTS OF THE TRUST

              The Separate Account has not yet commenced operations and, therefore, financial statements for the Separate Account are not available at this time.

     FINANCIAL STATEMENTS OF THE DEPOSITOR

              The financial statements of Transamerica Occidental Life Insurance Company will be provided in a Pre-Effective Amendment to the Registration Statement on Form S-6 filed by the Trust.

                                       IX.

                                    EXHIBITS

      A. Furnish the most recent form of the following as amended to date and currently in effect:

         (1) The indenture or agreement under the terms of which the Trust was organized or issued securities.

                  SEE Exhibit 1.A.(1) to the Registration Statement on Form S-6 for the Policies that is being filed concurrently with this Form and is hereby incorporated by reference.

         (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                  Not applicable.

         3) Distributing Contracts:

              (a) Agreements between the Trust and principal underwriter or between the depositor and principal underwriter.

                  SEE response to Item 38(b).

              (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                  SEE response to Item 38(c).

              (c) Schedules of sales commissions.

                  SEE response to Item 38(c).

         (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the Trust or its securities.

                  Not applicable.

          (5) The form of each type of security.

                  SEE Exhibit 1.A.(5)(a) to the Registration Statement on Form S-6 for the Policies that is being filed concurrently with this Form and is hereby incorporated by reference.

          (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

                  Incorporated by reference to the Initial Registration Statement on Form S-6 (File Number 333-37883) filed on October 15, 1997.

          (7) Any insurance policy between the Trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

                  Not applicable.

          (8) Any agreement between the Trust or the depositor concerning the Trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

                  To be filed by amendment to the Registration Statement on Form S-6 for the Policies and incorporated herein by reference.

          (9) All other material policies not entered into in the ordinary course of business of the Trust or of the depositor concerning the Trust.

                  Not applicable.

          (10) Form of application for a periodic payment plan certificate.

                  To be filed by amendment to the Registration Statement on Form S-6 for the Policies and incorporated herein by reference.

     B.   Furnish copies of each of the following:

              (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                  Not applicable.

              (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                  Not applicable.

     C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the Trust, distributed securities of the Trust during the last fiscal year covered by the financial statements filed herewith.

                  Not applicable.

                                   SIGNATURES

                  Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of St. Petersburg, and the State of Florida on the 29th day of November, 1999.

[Seal]

                                            TRANSAMERICA OCCIDENTAL LIFE
                                            SEPARATE ACCOUNT VUL-3
                                               (Name of Registrant)

                                             By:  TRANSAMERICA OCCIDENTAL
                                                  LIFE INSURANCE COMPANY
                                                  -----------------------
                                                   (Name of depositor)

                                             By:  /S/ THOMAS E. PIERPAN
                                                --------------------------
                                             Typed Name: THOMAS E. PIERPAN
                                                        ------------------
                                             Title: Vice President

Attest:  /S/ PRISCILLA I. HECHLER
       --------------------------------
Typed Name: PRISCILLA I. HECHLER
           ----------------------------
Title:  Assistant Vice President and Assistant Secretary